March 14, 2005

By Facsimile and U.S. Mail

Jim D. Johnston, Esq.
11808 Northup Way, Suite W-190
Bellevue, Washington 98005

	Re:	Helix Biomedix, Inc.
		Schedule TO-I filed March 1, 2005
		Schedule TO-I, Amendment No. 1 filed March 2, 2005

Dear Mr. Johnston:

	We have the following comments on the above-referenced filing:

General

1. We note that the offer to purchase is dated February 25, 2005. We also note that Helix did not file a Schedule TO until March 1, 2005 and did not include the offer document as an exhibit to its Schedule TO until the first amended Schedule TO, which was filed March 2, 2005. Rule 13e-4(a) requires you to comply with the disclosure, dissemination and filing requirements of Rule 13e-4 as soon as practicable on the date of commencement. Tell us when the offer to purchase was disseminated, by what means, and provide us your analysis of the company`s compliance with Rule 13e-4(a).

Schedule TO filed March 1, 2005

2. Revise the Schedule TO to file the press release included in the exhibit table.

Schedule TO filed March 2, 2005

3. Rule 13e-4(d)(1) requires you to disseminate a fair and adequate summary of all information provided in response to the Items of Schedule TO to security holders. It appears that you have disclosed information in the Schedule TO which has not been disseminated to security holders. For example, we note disclosure of trading and market price information in response to Item 6(a) that does not appear to be disclosed in the offer to purchase. Provide us your analysis regarding whether you have disseminated all material information to warrant holders, or revise the offer to purchase to provide additional information.

4. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. It does not appear that you have incorporated all the information required by 1010(a), such as the ratio of earnings. Tell us why this information is not applicable. In addition, it does not appear that you have provided all of the pro forma information required by Item 1010(b) of Regulation M-A. Furthermore, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to option holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. In this regard, we note that the book value per share was disclosed in the Schedule
TO; however, it does not appear that you have disclosed the book value in the offer to purchase. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

Offer to Purchase

5. On page ii you state, "The information in this offering circular may only be accurate on the date of this offering circular." You also state, "The Delivery of this offering circular shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or any attachments hereto nor in the affairs Helix Biomedix, Inc. since the date here." On page iii you state that you "undertake no obligation to update or revise any forward-looking statement." This disclosure is inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. In addition, while you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

6. Also on page ii, you state that security holders "should not construe the contents of this offering circular as providing any legal, business, financial or tax advice. Each holder of an existing warrant should consult with its own legal, business, financial and tax advisors with respect to any such matters concerning this offering circular and the exchange offer contemplated hereby."
Security holders are entitled to rely on the disclosure in your document. Eliminate this language and all similar statements throughout the document.

7. On page ii you also state that "The contents of any websites referred to in this offering circular are not part of this offering circular except as expressly set forth herein." Schedule TO permits incorporation by reference only where the information is filed as an Exhibit to the Schedule. Revise the document to include this information and delete this language. See General Instruction F to Schedule TO.

8. We note from page ii that you are relying on Securities Act
Section 3(a)(9) to issue common stock in exchange for warrants in this offer. We note that you have engaged an exchange agent, an information agent, and a financial advisor in connection with this offer. Provide us additional details regarding the role of these parties and describe their compensation agreements. In doing so tell us why you believe this compensation is consistent with the requirements of Rule 3(a)(9).

9. In addition, as the "cash transaction" option of your offer provides that security holders must submit cash in addition to their warrants in order to obtain common stock, provide us your detailed legal analysis regarding why you believe you are able to rely on the exemption from registration in Securities Act Section 3(a)(9). Also see Securities Act Rule 149.

10. On page iii you refer to "forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995." Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations. Revise the offer document to clarify this fact.

Summary, page 1

11. We note that you are offering to exchange common stock for (1) warrants or (2) warrants and cash, as described in the "non-cash transaction" and "cash transaction" discussed on page 1, respectively. Tell us why you believe it is appropriate to offer these alternative forms of consideration.

12. On page 2 you disclose that if the offer is extended, you will issue a "press release or other public announcement by 9 a.m., Seattle time, on the next business day after the previously Scheduled expiration date." Rule 14e-1(d) requires you to make the public announcement prior to 9 a.m. Eastern time. Revise the offer accordingly.

13. On page 2 you state that you may "terminate the exchange offer for any reason." The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory. Revise the offer to eliminate this language.

Risk Factors, page 8

14. We note that you have not requested a ruling from the IRS regarding the tax consequences of the transaction. You state, that "in the event that the IRS determines that the exchange offer is not a recapitalization transaction then the exchange . . . may be a taxable transaction." Revise to clarify the potential alternative tax consequences. For example, if the IRS disagrees with you, it appears that the transaction will be taxable.

The Exchange Offer, page 16

15. We note from page 16 that warrant holders who wish to participate in the offer must tender at least 100 warrant shares.
Tell us the purpose of this requirement and provide us your analysis regarding how it complies with Rule 13e-4(f)(8).

Conditions for Completion of Exchange Offer, page 18

16. Refer to the disclosure at the top of page 19, which relates to the company`s determination whether the triggering of a condition "makes it impractical or inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

17. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the following:

* Condition (i), where you condition the offer such that "no action or event shall have occurred, failed to occur, or been threatened . . ." (emphasis added). The italicized language is unclear. Revise to specify the events that must occur for your offer to be completed.

* Condition (i), where you condition the offer on events that "would be material to holders of Existing Warrant Shares in deciding whether to accept the exchange offer."

* Condition (ii), where you condition the offer on "any outbreak or escalation of major hostilities . . . or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer;" and

* Condition (c), where you condition the exchange offer on whether your board of directors has approved the offer. You may not condition the offer on events within your control.

18. On page 19, you state that "Any determination that [you] make concerning an event, development or circumstance described or referred to above shall be conclusive and binding." In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the penultimate paragraph to include an objective standard for the determination of whether a condition has been satisfied.

19. We note that you reserve the right to "waive the unsatisfied conditions and accept all Existing Warrant Shares tendered."
Please revise to clarify that if you waive a material condition of the offer, you will revise the offer so that it will remain open for at least five business days from the date notice of the waiver is provided to security holders.

Legal Limitation, page 20

20. Here you state that the "conditions are for [y]our sole benefit and may be asserted by [you] . . . or may be waived by [you] in whole or in part at any time and from time to time . . ." and that your "failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at anytime, and from time to time." Defining the conditions as a continuing right that may be waived at any time suggest that conditions to the offer may be waived after expiration of the offer. Please be advised that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals (where they exist), must be satisfied or waived before the expiration of the offer. Please revise the disclosure accordingly.

Material U.S. Federal Income Tax Considerations, page 224

21. Please eliminate the statements appearing in the first paragraph that this "general discussion is a summary of certain United States federal income tax consequences" and that this discussion is Included "for general information" only. Also eliminate the disclaimer on page 25 that "holders who intend to participate in either type of exchange should consult their own tax advisors as to the proper characterization of the exchange." We believe these statements may suggest that security holders may not rely on the description of material tax consequences included in the offering document.

22. Provide us further information regarding the basis for your beliefs regarding the potential tax characterization of the exchange offer.

Where You Can Find More Information, page 26

23. You state, "Information that we file subsequently with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this offering circular until termination of the exchange offer." Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the offer accordingly. Also revise page 4 of the Schedule TO to clarify that you do not incorporate information from future filings.

Form of Withdrawal

24. It is inappropriate for you to require warrant holders who wish to withdraw tendered warrants to "agree to all of the terms and conditions of the offer and this withdrawal letter." Please revise to eliminate this language.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions